EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2019 Financial Results; Provides First Quarter 2020 Guidance

Company Exceeds Q4 2019 Revenue, Gross Margin and EPS Guidance; Revenue and Gross Margin Meets Its Pre-Announced Key Finance Results, EPS at The High End of the Range

Provides Q1 2020 Guidance Revenue to Increase between 1.0% to 10.0% Sequentially, Gross Margin to Increase by 1.0% to 2.0% Sequentially, IFRS Profit per Diluted ADS to be around -0.5 Cents to 1.8 Cents, and Non-IFRS Profit per Diluted ADS to be around -0.2 Cents to 2.1 Cents

  Q4 revenue increased 6.5% sequentially to $174.9M, exceeding the guidance of around flat sequentially
  Product sales: large driver ICs, 33.1% of revenue, up 15.6% QoQ; small and medium-sized driver ICs, 46.4% of revenue, up 5.1% QoQ; non-driver products, 20.5% of revenue, down 3.0% QoQ
  Q4 IFRS gross margin was 20.6%, up 110 bps sequentially, exceeding the guidance of a slight increase from the third quarter’s 19.5%
  Q4 IFRS profit was $1.0M, or 0.6 cents per diluted ADS, exceeding the guidance of a loss of around 3.0 to 4.5 cents per diluted ADS. It is better than loss of $7.2M, or 4.2 cents per diluted ADS in Q3 2019. The better-than-expected earnings include a revaluation gain of $3.8M, or 2.2 cents per diluted ADS, from the Company’s investment made in an AI startup during November 2017
  Q4 non-IFRS profit was $1.5M, or 0.9 cents per diluted ADS, exceeding the guidance of loss of around 2.7 to 4.2 cents per diluted ADS. It is better than loss of $6.9M, or 4.0 cents per diluted ADS in Q3 2019. Likewise, the non-IFRS earnings included the revaluation gain
  FY 2019 revenue declined 7.2% YoY to $671.8M and gross margin was 20.5%. FY 2019 IFRS loss was 7.9 cents per diluted ADS; non-IFRS loss was 7.0 cents per diluted ADS. EPS included a revaluation gain on investment of 2.2 cents
  Company sees strength across all major product lines for the first quarter. Expect a sequential increase in Q1 with an acceleration in Q2 and throughout the rest of 2020, despite the coronavirus impact
  Expects large display driver ICs in Q1 to benefit from panel customers’ inventory replenishment, the fulfillment of rush orders, recovery of large panel prices, a tightening of foundry capacity and the market share gains of key panel customers in China as a result of Korean panel makers’ fab restructuring. Expect growth to continue through 2020
  Smartphone TDDI product roadmap, new end customer design-wins and a foundry capacity advantage. Company is well positioned to gain significant market share in 2020
  Expects automotive and tablet segments to deliver strong growth in 2020
  Expects tablet business to be a major growth area for Himax during 2020. Expect a significant shipment of tablet TDDI in Q1. The strong momentum will accelerate into Q2 and throughout 2020; In-cell TDDI is quickly becoming mainstream for tablets. Company is the primary or sole source partner for all non-iOS tablet in-cell TDDI solutions
  Expects Q1 2020 WLO shipment to double compared to same period last year based on the anchor customer’s demand forecast; though Q1 volume is expected to decrease slightly on a sequential basis
  Company is collaborating with an industry leading 3D ToF camera vendor to develop a new and advanced ToF solution, targeting Android smartphones. Providing WLO spot projector for their reference design which will be ready for leading Android smartphone makers’ evaluation as soon as Q1 2020
  Company has deliberately widened and reduced the low end of the first quarter’s guidance to reflect the potential risk associated with the coronavirus outbreak. Notwithstanding the uncertainty arisen from the coronavirus, the Company is very confident of its business growth across the board in 2020

TAINAN, Taiwan, Feb. 13, 2020 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the fourth quarter ended December 31, 2019.

“We pre-announced preliminary key financial results for the fourth quarter on January 7, 2020 as the revenues, gross margin and EPS of the quarter all exceeded our guidance issued on November 7, 2019. Revenues and gross margin were in line with the pre-announced results while EPS were at the high end of the range. When we hosted our third quarter earnings call this past November, we were facing trends in the marketplace that created headwinds for us. Specifically, at that time our performance and forecast reflected challenges we faced in our smartphone TDDI business. This was exacerbated by an oversupply of panel capacity in the LCD industry that negatively impacted our display driver IC sales and margin. As a result, our overall sales and outlook were weak. Since that time, we have started to see major turnaround in literally all aspects of our businesses,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Looking at the overall company, historically, the first quarter has seasonally been the lowest quarter of the fiscal year, often down by over 10% on a sequential basis.  At this time, we expect to deliver a sequential sales increase in the first quarter. The strength we are seeing in Q1 is expected to extend into Q2 and throughout 2020, despite the coronavirus impact. Notwithstanding the uncertainty arisen from the coronavirus, we are confident that we will see decent growth across the board for all our major product categories in 2020. Our large display driver IC business is benefiting from numerous factors - customers revamping inventory levels, the fulfillment of rush orders, recovery of large panel prices, a tightening of foundry capacity and the market share gains of China, our key customer base, who are gaining as a result of fab restructuring that is occurring in Korea.”

“Our smartphone TDDI business is also expected to deliver strong growth in 2020 despite the impact of the coronavirus. Our smartphone TDDI product roadmap, new end customer design-wins and a foundry capacity advantage all position us well to gain significant market share as we move through 2020. In addition, we expect our other TDDI applications to deliver strong growth in 2020 as well. Specifically, the tablet business is expected to be a major growth area for Himax starting Q1, throughout 2020 and beyond. This is being driven by in-cell TDDI for tablets that is becoming the mainstream technology being rapidly adopted by all major end customers. Given the fact that Himax is the primary partner for non-iOS tablet TDDI solutions, we are well positioned to benefit from this trend.”

“On the non-driver side, starting from WLO, based on our anchor customer’s shipment forecast, we expect very strong Q1 with shipment volume to double from the same period last year, although the volume is expected to decrease slightly on a sequential basis to reflect seasonality. Additionally, we continue to make great progress across our broader non-driver portfolio including 3D sensing, the ultra-low power smart sensing solutions, the CMOS image sensor and our LCOS technology. The adoption of new technologies is expected to drive growth in the second half of 2020 and become significant source of long-term growth opportunities for Himax,” added Mr. Jordan Wu.

“We continue to execute on our strategic plans that have positioned Himax to be uniquely able to take advantage of many opportunities that we see are arising in the marketplace,” concluded Mr. Jordan Wu.

Fourth Quarter 2019 Financial Results

The Company recorded net revenues of $174.9 million, an increase of 6.5% sequentially and a decrease of 8.4% compared to the same period last year. Revenues were better than its guidance of flat quarter-over-quarter. Both display driver and non-driver businesses contributed to the better-than-guided sales. Gross margin was 20.6%, exceeding the prior guidance of a slight increase compared to third quarter’s 19.5%. A more favorable product mix among small display products, improved WLO factory utilization and higher-than-expected engineering fees from new project engagements enhanced the gross margin for the fourth quarter. IFRS profit per diluted ADS was 0.6 cents, exceeding its guidance of a loss per diluted ADS of around 3.0 to 4.5 cents. Stronger sales and improved gross margin both contributed to the better-than-expected earnings. In addition, the Company booked a revaluation gain of $3.8 million from an investment it made in an AI startup during November 2017. The revaluation gain was not included in the November guidance. Non-IFRS profit per diluted ADS was 0.9 cents, exceeding its guidance of a loss per diluted ADS of around 2.7 to 4.2 cents.

Revenue from large display drivers was $57.9 million, up 15.6% sequentially, and down 22.0% year-over-year. The sequential growth was driven by Chinese panel customers’ ramping of new LCD fabs and their building of inventories in anticipation of growing demand and price hike in 2020. The revenue was, however, lower than the level of the last quarter of 2018 when the production outputs of panel makers reached the peak. Since then, they have cut back their production every quarter to address the overall weak TV demand and industry-wide oversupply. Large panel driver ICs accounted for 33.1% of its total revenues for the quarter, compared to 30.5% in the third quarter and 38.9% a year ago.

Revenue for small and medium-sized display drivers was $81.1 million, up 5.1% sequentially and up 1.6% year-over-year. The segment accounted for 46.4% of total sales for the quarter, compared to 46.9% in the third quarter and 41.8% a year ago. The sales growth, both sequentially and year-over-year, was primarily driven by higher automotive and tablet sales, offset by a decrease in TDDI sales for smartphone, although the decrease was less than the Company previously expected.

Sales into smartphones were down 22.5% sequentially and down 14.3% year-over-year. Both the sequential and year-over-year declines were caused mainly by lower TDDI shipments. However, on a full-year basis, Himax’s 2019 TDDI shipments were close to double compared to the prior year as the Company’s fulfillment was capped during 2018 due to capacity constraint. Starting Q419, Himax’s business started to see a major turnaround thanks to the Company’s penetration into more tier-1 smartphone OEMs, the industry’s rapid roll-out of TDDI in mid to low-end smartphones and the Company’s aggressive move to develop new foundry for TDDI. The fourth quarter sales of traditional DDICs declined by 20.2% sequentially but increased 14.3% from last year. Display drivers for tablet and other consumer products were up 26.5% sequentially, better than the Company’s prior guidance of a 20% increase. This was due to customers’ inventory replenishment and strong demands from certain brand customers. The fourth quarter sales of tablet and consumer products were also up by 25.8% year-over-year.

Driver IC revenue for the automotive application was up 23.2% sequentially, better than the Company’s guidance of more than 15% increase. It was up 1.9% from the same period last year.

Revenues from non-driver businesses were $35.9 million, down 3.0% sequentially and 2.6% year-over-year. Non-driver products accounted for 20.5% of total revenues, as compared to 22.6% in the third quarter of 2019 and 19.3% a year ago.

Gross margin for the fourth quarter was 20.6%, up 110 basis points sequentially but down 370 basis points from the same period last year. Gross margin outperformed the Company’s prior expectation of a slight increase compared to the 19.5% of the third quarter. A more favorable product mix among small and medium-sized display driver products, improved WLO factory utilization and higher engineering fees from project engagements were the factors behind the sequential increase. Increased shipments of the WLO product to an anchor customer led to higher capacity utilization of its WLO fabs and therefore better gross margin compared to the same period last year. The year-over-year decline was largely due to smartphone TDDI ASP erosion arisen from increased competition as well as more TDDI shipments for lower-end market. Moreover, its large panel driver IC businesses faced headwinds during 2019 when the cost of its COF packaging material went up for capacity shortage and the display industry suffered from a severe capacity oversupply.

IFRS operating expenses were $37.4 million in the fourth quarter, down 5.6% from the preceding quarter and down 8.8% from a year ago. The sequential decrease was caused by decreased salary and R&D expenses. The year-over-year decrease was also a result of decreased salary and R&D expenses, offset by the increase of depreciation expense. Non-IFRS operating expenses for the fourth quarter were $36.8 million, down 6.2% from the previous quarter and down 9.5% from the same quarter in 2018.

IFRS operating margin for the fourth quarter was -0.8%, up from -4.7% in the prior quarter and down from 2.8% in the same period last year. The sequential improvement was primarily a result of higher sales, better gross margin and lower operating expenses. The year-over-year decline was a result of lower sales and gross margin, offset by lower operating expenses.

Fourth quarter non-IFRS operating loss was $0.7 million, or -0.4% of sales, versus non-IFRS operating loss of $7.3 million, or -4.4% of sales last quarter, and down from 3.0% for the same period last year. The sequential improvement and year-over-year declines were for the same reasons stated above.

IFRS profit for the fourth quarter was $1.0 million, or 0.6 cents per diluted ADS, compared to loss of $7.2 million, or 4.2 cents per diluted ADS, in the previous quarter and IFRS profit of $8.5 million, or 4.9 cents per diluted ADS, a year ago. IFRS earnings per diluted ADS exceeded prior guidance of a per diluted ADS loss of around 3.0 to 4.5 cents. The better-than-expected earnings were due to stronger sales, improved gross margin, lower operating expenses and a revaluation gain of $3.8 million, or 2.2 cents per diluted ADS, from a previous investment in an AI startup made during November of 2017. This was the second revaluation gain the Company booked for the same investment with the first such gain of $2.9 million, or 1.7 cents per diluted ADS, booked in the same period last year. The year-over-year decline was a result of lower sales and gross margin, offset by lower operating expenses. Excluding the revaluation gain, IFRS loss for the quarter was $2.7 million, or 1.6 cents per diluted ADS, compared to loss of $7.2 million, or 4.2 cents per diluted ADS, in the previous quarter and profit of $5.6 million, or 3.2 cents per diluted ADS from the same period last year.

Fourth quarter non-IFRS profit was $1.5 million, or 0.9 cents per diluted ADS, compared to non-IFRS loss of $6.9 million, or 4.0 cents per diluted ADS last quarter and non-IFRS profit of $8.7 million, or 5.0 cents per diluted ADS for the same period last year. Non-IFRS earnings per diluted ADS exceeded prior guidance of a loss per diluted ADS of around 2.7 to 4.2 cents. The better-than-expected earnings were due to the reasons mentioned above. Excluding the revaluation gain, non-IFRS loss for the quarter was $2.2 million, or 1.3 cents per diluted ADS, compared to non-IFRS loss of $6.9 million, or 4.0 cents per diluted ADS last quarter and profit of $5.8 million, or 3.3 cents per diluted ADS for the same period last year.

Full Year 2019 Financial Results

The 2019 full year revenues totaled $671.8 million in 2019, a 7.2% decline over 2018.

Revenue from large panel display drivers totaled $237.3 million, a decrease of 8.9% year-over-year, representing 35.3% of its total revenues, as compared to 36.0% in 2018.

Small and medium-sized driver sales totaled $307.4 million, a decrease of 5.6% year-over-year, representing 45.8% of its total revenues, as compared to 45.0% in 2018.

Non-driver products sales totaled $127.1 million, a decrease of 7.5% year-over-year, representing 18.9% of its total sales, as compared to 19.0% a year ago.

Gross margin in 2019 was 20.5%, down from 23.3% in 2018. The year-over-year decline can largely be attributed to smartphone TDDI ASP erosion due to increased competition and significantly more shipments of TDDI for lower-end market. Moreover, Himax’s large panel driver IC business was impacted by industry-wide TV panel oversupply and high material cost. On the positive side, more WLO shipments in 2019 led to improved capacity utilization of its WLO fabs and therefore better gross margin.

IFRS operating expenses were $156.2 million, down $9.3 million, or 5.6%, compared to last year. The decrease was primarily the result of lower salary, R&D expenses and share-based compensation, despite higher depreciation expenses out of the Company’s new building. Himax did not issue RSUs in 2019 like it did in previous years but granted stock options to employees instead. The fourth quarter stock option related compensation expense was $0.33 million.

IFRS operating loss was $18.3 million, a decline of $21.7 million from 2018, due to lower sales and lower gross margin, offset by lower operating expenses. For the same reason non-IFRS operating loss was $16.4 million, a decrease of $25.4 million from 2018.

IFRS loss for the year was $13.6 million, or 7.9 cents per diluted ADS, versus a profit of $8.6 million or 5.0 cents per diluted ADS. Non-IFRS loss for 2019 was $12.1 million, or 7.0 cents per diluted ADS, down $25.0 million year-over-year.

Balance Sheet and Cash Flow

Himax had $112.1 million of cash, cash equivalents and other financial assets as of the end of December 2019, compared to $117.7 million at the same time last year and $128.0 million a quarter ago. Himax made an operating cash inflow of $23.4 million during the fourth quarter. The cash position was however reduced from the last quarter because it repaid $33.4 million of unsecured borrowings and made a capex of $2.7 million during the quarter. On top of the cash position, restricted cash was $164.0 million at the end of the quarter, the same as the preceding quarter and a year ago. The restricted cash is mainly used to guarantee the secured short-term borrowing for the same amount. The Company had $57.3 million of unsecured short-term loan at the end of Q4, substantially lower than the $90.6 million a quarter ago.

Himax’s year-end inventories as of December 31, 2019 were $143.8 million, down from $167.6 million last quarter and $162.6 million a year ago. Account receivables at the end of December 2019 were $164.9 million, up from $157.3 million last quarter but down from $189.3 million a year ago. DSO was 90 days at the year end, as compared to 95 days a year ago and 86 days at the end of the last quarter. As highlighted in the last earnings calls, in response to capacity shortage of foundry and certain packaging material, the Company had to keep the inventory level higher than usual in 2018. Given the unfavorable market conditions and easing of foundry capacity in 2019, the Company has started to control its inventory level since the first quarter of 2019. Himax believes inventory has reached a healthy level and given the prevailing uncertain market conditions, the Company will monitor its inventory situation carefully.

Net cash inflow from operating activities for the fourth quarter was $23.4 million as compared to an inflow of $2.3 million for the same period last year and an inflow of $24.0 million last quarter. Cash inflow from operations in 2019 was $7.7 million as compared to $4.0 million in 2018.

Fourth quarter capital expenditures amounted to $2.7 million, versus $5.2 million a year ago and $31.2 million last quarter. The vast majority of the third quarter capex was for the purchase of land, the construction of a new building and WLO capacity expansion. The investment project has been concluded with the final payment of $1.5 million made in the fourth quarter. The investment in design tools and R&D related equipment for the Company’s traditional IC design business was $1.2 million in Q4 versus $2.0 million in Q3. Total capital expenditure for the year was $45.9 million, of which $7.3 million was design tools and R&D related equipment. In comparison, the capex for 2018 was $49.7 million, of which $7.6 million was for design tools and R&D related equipment.

Share Buyback Update

As of December 31, 2019, Himax had 172.2 million ADS outstanding, no change from last quarter. On a fully diluted basis, the total number of ADS outstanding is 172.6 million.

2020 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Mr. Sky Wang, internal IR, and Ms. Maili Bergman, Himax’s US-based external IR, will maintain corporate access for shareholders and attend future investor conferences. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Q1 2020 Outlook

When Himax hosted its third quarter earnings call this past November, the Company was facing trends in the marketplace that created headwinds for the Company. Specifically, at that time the Company’s performance and forecast reflected challenges Himax faced in its smartphone TDDI business. This was exacerbated by an oversupply of capacity in the LCD industry that negatively impacted its display driver IC sales and margin. As a result, the Company’s overall sales and outlook were weak. Since that time, the Company has started to see major turnaround in literally all aspects of its businesses and is seeing strength across all major product lines for the first quarter. The strength the Company is seeing in Q1 is expected to accelerate into Q2 and throughout the rest of 2020.

Display Driver IC Business
LDDIC
For the first quarter, the Company expects the large display driver IC segment revenue to increase by around 10% sequentially. Sensing strong signs of panel price recovery, panel makers began to replenish their inventory and increase production starting the end of Q4 2019. The Company’s leading Chinese panel customers are particularly active in gaining further market share, taking advantage of Korean panel makers’ ongoing fab restructuring. As the leading IC supplier, Himax is well positioned to benefit from increased demand coming out of the major Chinese large display players. These market trends, that began to emerge during Q4 2019, are expected to drive strong results in Q1 that will accelerate throughout 2020.

On the supply side, the Company reported during the last quarter’s earnings call that Himax and some of its major panel customers were already seeing foundry capacity shortage of 8-inch silicon wafers for display driver ICs. In anticipation of this, the Company has strategically prepared to ready its 12-inch foundry, as well as associated backend packaging and testing, ahead of its peers to cover the potential 8-inch capacity shortfall. The Company’s design project coverage is strong across all leading Chinese panel makers. Himax is very positive on the business outlook for its large display driver for 2020.

Looking at technology development, the upcoming 2020 Tokyo Olympics will be broadcast in 8K resolution. All top-tier TV brands have been trying to boost sales for 8K models ahead of the event. At CES last month, many of these brands showcased 8K TV’s that contained Himax’s technology. Although the penetration of 8K TV’s is still low, the Company expects this to be a strategic opportunity for Himax as 8K TV sales will boost demand for not just its driver IC but also timing controller contents.

SMDDIC
Begin with the Company’s smartphone business segment. The Company’s TDDI product roadmap as well as new design-wins with end customers and a foundry capacity advantage have positioned Himax to gain market share starting the first quarter and throughout 2020.

The smartphone market continues to embrace new technologies and are moving toward higher frame rate displays to enable smoother screen viewing and gaming experience. This will drive the adoption of next generation high frame rate TDDI solutions, for which Himax is a leading technology provider. Also, the demand for 5G in China is expected to drive worldwide smartphone growth in 2020 which will in turn stimulate the growth for TDDI. All these trends will benefit Himax. However, as indicated in the First Quarter 2020 Guidance section, the small display business, among which smartphone TDDI is the major item, will be most impacted by the coronavirus outbreak in the short term. Again, the Company is working with its customers extremely closely, adjusting its operations to support their short term needs in combating the coronavirus outbreak. Regardless of the coronavirus, we are confident that our smartphone TDDI business will grow strongly from last year.

The price erosion of TDDI the Company has seen over the past year is expected to abate in 2020. This is not only because the new high frame rate products enjoy a higher ASP but also due to the industry-wide tightening of foundry capacity for TDDI. As a reminder, during 2018 the Himax TDDI business was negatively impacted by a severe foundry capacity shortage that resulted in its inability to meet customers’ delivery requirements. Although the capacity constraint was resolved toward the end of 2018, the delay limited the Company’s ability to participate in major design-in opportunities that would have driven the business in 2019. The actions Himax took in 2018-2019 to develop and enable an additional qualified foundry partner ahead of its peers, combined with the Company’s superior technology and customer collaboration, now uniquely position Himax to benefit from a tightening of overall TDDI foundry capacity in 2020. The Company is well-prepared to meet TDDI production demands and continue to move forward with plans to enable additional capacity this year to capitalize on the strong opportunities for smartphone TDDI, as well as other TDDI applications such as tablet, in 2020.

As expected, the Company’s traditional discrete driver IC sales into smartphones posted a sequential decline for the fourth quarter. This was primarily due to the traditional discrete driver ICs’ addressable smartphone market is quickly being replaced by TDDI and AMOLED.

As Himax discussed previously, a major development the Company is seeing in the marketplace is increased utilization of the OLED display for smartphone. This is due to expanded AMOLED capacity as well as increased demand for under-display fingerprint technology that is only available in the AMOLED display for the time being. The Company is encouraged by the progress it has made, collaborating closely with leading panel makers across China for AMOLED product development. The Company believes AMOLED driver ICs will soon become one of the major growth engines for its small panel driver IC business.

In the automotive display segment, the number of displays per vehicle continues to rise as the overall automobile display market is set to increase from 2020 onward, despite that the global car sales are forecast to decline again this year. More importantly for Himax, the market is quickly shifting towards a number of new technologies including higher resolution, in-cell touch, slim border, giant pillar-to-pillar screen, local dimming for higher contrast, and plastic AMOLED for free form design, all of which are contributing to an increase in market size and demand for automotive display driver ICs. Himax commands more than 30% of the global automotive display driver IC market and is the primary partner for most of the world’s automotive panel makers to enable the new technologies above. It’s worth mentioning that Himax is also the dominant automotive TDDI technology provider, working as the sole supplier on numerous TDDI design-in projects across different leading panel makers. While the Company expects only small volume shipments in 2020, it anticipates meaningful volume of automotive TDDI as it moves into 2021.

Himax expects the tablet business to be a major growth area for the Company during 2020 with a significant volume of tablet TDDI shipment starting from Q1. The strong momentum will accelerate into Q2 and throughout 2020. The business growth will be driven primarily by leading non-iOS brands’ rapid adoption of the newly developed in-cell TDDI solutions. In-cell TDDI is quickly becoming mainstream for tablets due to its lower cost and a simplified supply chain as well as faster and easier integration for display manufacturers. At the same time, consumer demand is expected to accelerate for these cheaper, slimmer, lighter and more stylish tablets. Himax is the primary partner for all non-iOS tablet in-cell TDDI products right now and is already making shipments of its new in-cell TDDI products for tablet to a number of leading end customers, some of which include active stylus. Additionally, the Company continues shipping its traditional display driver IC with CoF packaging for larger-sized tablets with slim bezel design to a leading Chinese brand customer and expect the momentum for these high-end designs to accelerate throughout 2020.

For the first quarter, revenue for the small and medium-sized driver IC business is expected to increase by around 10% to 20% sequentially.

Non-Driver Product Categories
WLO
The fourth quarter shipments were very strong, up by over 20% compared to the same period last year, despite a modest decline from the previous quarter. The momentum led to higher capacity utilization and, together with an improved production yield, helped enhance corporate gross margin for the quarter. According to its anchor customer’s shipment forecast, Himax expects a very strong Q1 with double the shipment volume compared to the same period last year, although Q1 shipment volume is expected to decrease slightly on a sequential basis. Himax continues to make progress with its ongoing R&D projects for next generation products centered around the Company’s exceptional design know-how and mass production expertise in WLO technology.

3D Sensing
In the smartphone segment, Himax has advanced its WLO optics solution to cover both structured light and time-of-flight (ToF) 3D sensing. The Company is seeing increasing ToF adoption by smartphone makers for world-facing cameras to enable advanced photography, distance/dimension measurement and 3D depth information generation for AR. In the past few months, Himax has been actively working with an industry leading ToF 3D camera vendor to develop a new and advanced ToF solution, targeting Android smartphones. Leveraging on its WLO technology, the Company has made great progress providing the partner with spot projector for their reference design which will be ready for leading Android smartphone makers’ evaluation as soon as Q1 2020.

The Company’s non-smartphone 3D-sensing engagements have focused on smart door lock and industrial automation segments where it provides structured light-based 3D sensing total solution. Himax has been collaborating closely mainly with two types of partners: those with industry-leading expertise in facial recognition algorithm and those offering application processors with strong AI capability. The Company has started design-in projects with several smart door lock end customers. Separately, as the Company previously mentioned, it is working with partners who wish to take advantage of the Company’s 3D sensing know-how to automate traditional manufacturing to improve efficiency and reducing cost. One market opportunity the Company is pursuing is shoe factory automation. Himax is pleased to report that prototypes of 3D sensing enabled automatic robotic cementing system are available now for production optimization testing.

Ultra-low power smart sensing
WiseEye is the Company’s AI-based ultra-low power smart sensing solution. The demand for battery-powered smart device with AI intelligent sensing is rapidly growing. The Company’s total solution is built on Emza’s unique AI-based algorithm, on top of Himax’s proprietary computer vision processor and CMOS image sensor, all equipped with ultra-low power design. Currently laptop is the market of focus. Himax WiseEye 2.0 NB solution provides a ‘laptop-ready’ 3-in-1 RGB/IR/AI solution, respecting privacy while enhancing security for notebook users. At the CES 2020, a number of notebook OEMs and ODMs demonstrated Himax’s WiseEye NB solution in their next generation premium notebooks with positive feedback. In addition to notebook, the Company has also made progress in the displays and IoT markets. Innolux, one of the world's leading manufacturers of TFT-LCD displays, has integrated the Himax-Emza WiseEye solution into displays to enable consumer privacy protection in real time. Also, Chicony, one of the largest ODMs in the world, and Emza jointly announced a reference design of the world’s first battery-powered human sensing solution for IoT in December 2019. Both Innolux and Chicony showcased their products at CES.

Previously the Company has mentioned that, in addition to total solution, Himax is also able to offer ultra-low power smart sensing on the basis of individual parts so as to address the market’s different needs and maximize the potential opportunities for Himax. It will elaborate on this in the CMOS image sensor discussion below.

CMOS Image Sensor
CMOS image sensor is another critical part of the WiseEye 2.0 NB solution. To support the lean camera design and high-quality image needed for thin bezel laptops, Himax has made a 2-in-1 sensor that offers the duo capabilities of high quality HD image capturing and ultra-low-power, low resolution visual sensing in one single sensor, the industry’s first with the innovative design. With this sensor, laptop makers can simplify their next generation product design and save costs by eliminating the need for an additional camera to provide context awareness for a better user experience. Himax’s sensor has also incorporated an RGB-IR design to enable Windows Hello facial recognition. This new 2-in-1 CMOS sensor is currently available for its partners/customers.

In addition, Himax recently announced the commercial availability of an industry-first ultra-low power and low latency, backside-illuminated CMOS image sensor solution with autonomous modes of operations for always-on, intelligent visual sensing applications such as human presence detection and tracking, gaze detection, behavioral analysis, and pose estimation for growing markets such as smart home, smart building, healthcare, smartphone and AR/VR devices.

Himax is collaborating with leading partners within the ecosystem to reduce time to market for intelligent edge vision solutions. Notably, the Company is working closely with Google and has become the reference design for its world-leading TensorFlow Lite AI framework targeting low power edge devices.

For the traditional human vision segments, Himax sees strong demand in notebooks, where the Company is one of the market leaders, and has experienced increased shipments for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others. Additionally, Himax has seen increased shipments and new design-wins in the automotive segment covering before-market solutions such as surround view and rear-view camera.

LCOS
Himax continues to focus on AR goggle devices and head-up-displays (HUD) for automotive. Many of its industry-leading customers have demonstrated their state-of-the-art products, including holographic HUD, AR glasses and LiDAR system, with Himax LCOS technology inside at the 2020 CES with extremely positive market feedbacks. Himax’s technology leadership and proven manufacturing expertise have made the Company a preferred partner for customers in these emerging markets and their ongoing engineering projects in AR goggles and HUD for automotive applications.

For non-driver IC business, the Company expects revenue to decrease by single digit sequentially in the first quarter. Aside from the WLO sales which are expected to be down slightly, the CMOS image sensor sales for multimedia markets have been affected by the coronavirus incident as the operations of many of the customers here are still not back in order.

First Quarter 2020 Guidance
The Company is providing the following financial guidance for the first quarter of 2020:
Net Revenue:	To increase between 1.0% to 10.0% sequentially, an increase of 8.2% to 17.8% year-over-year
Gross Margin:	To increase by 1.0% to 2.0% sequentially, depending on final product mix
IFRS Profit	To be around -0.5 cents to 1.8 cents per diluted ADS
Non-IFRS Profit(1):	To be around -0.2 cents to 2.1 cents per diluted ADS
(1) Non-IFRS Profit excludes share-based compensation and acquisition-related charges

Historically, due to the Lunar New Year holidays, the first quarter has seasonally been the slowest period of the year in terms of sales, often down by more than 10% sequentially. At this time, however, based on the Company’s current pipeline, Himax is experiencing strong sales in the first quarter, brushing aside the seasonal factor.

However, the coronavirus outbreak currently taking place in China and all over the world does represent a major uncertainty to Himax’s operations, especially for the short term. The Company is working extremely closely with both its customers and suppliers in joint efforts to mitigate the risks. Himax has started to see some downward adjustments of Q1 forecast over the past week, mainly from certain China-based customers for smartphone display drivers and CMOS image sensors who are still scrambling to restore their operations into order. Himax’s Q1 guidance has taken into account those downward adjustments. In comparison, Himax is seeing relatively little impact of forecast from large display customers who are demanding that Himax’s supply be uninterrupted by the incident. With vast majority of operations located outside of China, the Company’s suppliers are largely unaffected by the coronavirus outbreak. The focus there is primarily the logistics management including the customs operations in various ports in China. It is worth pointing out that, Himax has very little short-term exposure, on both customer and supplier sides and in terms of its own operations, to Wuhan and the Hubei Province, the epicenter of the outbreak.

The situation is still evolving. On top of the downward adjustments of forecast the Company has seen, Himax has deliberately widened and reduced the low end of this quarter’s guidance to reflect the potential risk associated with the coronavirus outbreak.

HIMAX TECHNOLOGIES FOURTH QUARTER AND FULL YEAR 2019 EARNINGS CONFERENCE CALL
DATE:	Thursday, February 13th, 2020
TIME:	U.S.	8:00 a.m. EST
	Taiwan	9:00 p.m.
DIAL IN:	U.S.	+1 (866) 444-9147
	INTERNATIONAL	+1 (678) 509-7569
CONFERENCE ID:	8736988
WEBCAST:	https://edge.media-server.com/mmc/p/xrp4e4z5

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EST on February 21st, 2020 (12:30 a.m. Taiwan time, February 22nd, 2020) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 8736988. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through February 13th, 2021.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,922 patents granted and 575 patents pending approval worldwide as of December 31st, 2019. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2018 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
US Tel: +1-949-585-9838 Ext.223
Fax: +1-312-445-3643
Email: sky_wang@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Maili Bergman, Managing Director
MZ North America
Tel: 949-298-4320
Email:  HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended December 31,		Three Months Ended September 30,
	2019	2018	2019

Revenues	$174,929	$191,006	$164,254

Costs and expenses:
Cost of revenues	138,838	144,624	132,239
Research and development	27,044	30,424	29,156
General and administrative	5,942	5,650	6,053
Sales and marketing	4,449	4,969	4,447
Total costs and expenses	176,273	185,667	171,895

Operating income (loss)	(1,344)	5,339	(7,641)

Non operating income (loss):
Interest income	521	605	416
Changes in fair value of financial assets at fair value through profit or loss	3,740	2,104	(1)
Foreign currency exchange gains (losses), net	(947)	(68)	91
Finance costs	(670)	(337)	(634)
Share of profits (losses) of associates	(381)	1,397	(135)
Other income	62	176	19
	2,325	3,877	(244)
Profit (loss) before income taxes	981	9,216	(7,885)
Income tax expense	416	1,390	-
Profit (loss) for the period	565	7,826	(7,885)
Loss attributable to noncontrolling interests	471	637	705
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$1,036	$8,463	$(7,180)

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.006	$0.049	$(0.042)
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders*	$0.006	$0.049	$(0.042)

Basic Weighted Average Outstanding ADS	172,579	172,540	172,541
Diluted Weighted Average Outstanding ADS	172,579	172,556	172,541

* The diluted loss per ADS was not calculated because the potential ordinary shares are antidilutive.

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Twelve Months Ended December 31,
	2019	2018

Revenues	$671,835	$723,605

Costs and expenses:
Cost of revenues	533,916	554,690
Research and development	114,859	123,037
General and administrative	23,672	21,823
Sales and marketing	17,695	20,670
Total costs and expenses	690,142	720,220

Operating income (loss)	(18,307)	3,385

Non operating income (loss):
Interest income	2,013	2,429
Changes in fair value of financial assets at fair value through profit or loss	3,746	2,036
Foreign currency exchange losses, net	(546)	(369)
Finance costs	(2,325)	(1,232)
Share of losses of associates	(477)	(1,095)
Other income	128	1,866
	2,539	3,635
Profit (loss) before income taxes	(15,768)	7,020
Income tax expense	416	994
Profit (loss) for the period	(16,184)	6,026
Loss attributable to noncontrolling interests	2,570	2,543
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$(13,614)	$8,569

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.079)	$0.050
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders*	$(0.079)	$0.050

Basic Weighted Average Outstanding ADS	172,550	172,510
Diluted Weighted Average Outstanding ADS	172,550	172,534

* The diluted loss per ADS was not calculated because the potential ordinary shares are antidilutive.

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September 30,
	2019	2018	2019
Share-based compensation
Cost of revenues	$9	$-	$-
Research and development	253	13	60
General and administrative	24	2	22
Sales and marketing	40	4	10
Income tax benefit	(59)	(4)	(21)
Total	$267	$15	$71

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$275	$310	$276
Income tax benefit	(65)	(78)	(64)
Total	$210	$232	$212

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Twelve Months Ended December 31,
	2019	2018
Share-based compensation
Cost of revenues	$9	$90
Research and development	339	3,165
General and administrative	50	387
Sales and marketing	59	544
Income tax benefit	(89)	(894)
Total	$368	$3,292

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$1,492	$1,433
Income tax benefit	(374)	(387)
Total	$1,118	$1,046

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	December 31, 2019	September 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$101,055	$116,579	$106,437
Financial assets at amortized cost	11,049	11,278	11,229
Financial assets at fair value through profit or loss	-	97	-
Accounts receivable, net	164,943	157,320	189,279
Inventories	143,774	167,581	162,561
Income taxes receivable	88	55	72
Restricted deposit	164,000	164,000	164,326
Other receivable from related parties	1,200	1,200	2,780
Other current assets	18,559	19,732	17,731
Total current assets	604,668	637,842	654,415
Financial assets at fair value through profit or loss	13,500	9,761	9,768
Financial assets at fair value through other comprehensive income	709	703	791
Equity method investments	3,746	4,036	4,064
Property, plant and equipment, net	138,938	141,835	111,067
Deferred tax assets	14,433	13,389	13,904
Goodwill	28,138	28,138	28,138
Other intangible assets, net	8,750	9,161	10,778
Restricted deposit	133	128	130
Other non-current assets	5,466	2,149	3,623
	213,813	209,300	182,263
Total assets	$818,481	$847,142	$836,678
Liabilities and Equity
Current liabilities:
Unsecured borrowings	$57,339	$90,606	$20,000
Secured borrowings	164,000	164,000	164,000
Financial liability at amortized cost	-	-	5,071
Accounts payable	114,320	114,825	150,500
Income taxes payable	2,903	1,618	6,007
Other payable to related party	2,220	2,620	3,797
Other current liabilities	40,108	37,458	41,780
Total current liabilities	380,890	411,127	391,155
Net defined benefit liabilities	50	149	151
Deferred tax liabilities	1,394	1,440	1,759
Other non-current liabilities	4,903	4,471	1,326
	6,347	6,060	3,236
Total liabilities	387,237	417,187	394,391
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	105,150	104,829	104,749
Treasury shares	(8,764)	(8,764)	(8,819)
Accumulated other comprehensive income	(952)	(1,334)	(549)
Retained earnings	230,543	229,507	244,157
Equity attributable to owners of Himax Technologies, Inc.	432,987	431,248	446,548
Noncontrolling interests	(1,743)	(1,293)	(4,261)
Total equity	431,244	429,955	442,287
Total liabilities and equity	$818,481	$847,142	$836,678

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,
	2019	2018	2019

Cash flows from operating activities:
Profit (loss) for the period	$565	$7,826	$(7,885)
Adjustments for:
Depreciation and amortization	5,866	4,869	6,004
Expected credit loss recognized on accounts receivable	67	100	-
Share-based compensation expenses	326	19	92
Gain on disposal of property, plant and equipment, net	(84)	-	-
Changes in fair value of financial assets at fair value through profit or loss	(3,740)	(2,104)	1
Interest income	(521)	(605)	(416)
Finance costs	670	337	634
Income tax expense	416	1,390	-
Share of losses (profits) of associates	381	(1,397)	135
Inventories write downs	7,515	6,003	8,174
Unrealized foreign currency exchange losses	53	9	182
	11,514	16,447	6,921
Changes in:
Accounts receivable	(7,704)	(1,766)	18,905
Inventories	16,292	(22,752)	12,780
Other receivable from related party	-	60	-
Other current assets	2,631	(583)	2,649
Accounts payable	(505)	8,947	(19,399)
Other payable to related party	(400)	1,547	260
Net defined benefit liabilities	(44)	(99)	-
Other current liabilities	1,643	1,770	2,180
Other non-current liabilities	50	(491)	200
Cash generated from operating activities	23,477	3,080	24,496
Interest received	745	916	213
Interest paid	(697)	(216)	(639)
Income tax paid	(84)	(1,445)	(86)
Net cash provided by operating activities	23,441	2,335	23,984

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,729)	(5,218)	(31,222)
Proceeds from disposal of property, plant and equipment	84	-	-
Acquisitions of intangible assets	(38)	(582)	(18)
Acquisitions of financial assets at amortized cost	(737)	(737)	(959)
Proceeds from disposal of financial assets at amortized cost	1,137	1,556	1,896
Acquisitions of financial assets at fair value through profit or loss	(3,516)	(7,644)	(4,339)
Proceeds from disposal of financial assets at fair value through profit or loss	3,641	7,626	21,287
Proceeds from capital reduction of investment	-	55	17
Acquisitions of equity method investments	-	(2,093)	(129)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,
	2019	2018	2019

Decrease (increase) in refundable deposits	(2,909)	78	21
Releases (pledges) of restricted deposit	(5)	3	323
Net cash used in investing activities	(5,072)	(6,956)	(13,123)

Cash flows from financing activities:
Proceeds from unsecured borrowings	67,218	20,000	60,000
Repayments of unsecured borrowings	(100,621)	-	(46,385)
Proceeds from secured borrowings	27,000	27,000	67,000
Repayments of secured borrowings	(27,000)	(27,000)	(67,000)
Payment of lease liabilities	(601)	-	(392)
Net cash provided by (used in) financing activities	(34,004)	20,000	13,223
Effect of foreign currency exchange rate changes on cash and cash equivalents	111	112	(362)
Net increase (decrease) in cash and cash equivalents	(15,524)	15,491	23,722
Cash and cash equivalents at beginning of period	116,579	90,946	92,857
Cash and cash equivalents at end of period	$101,055	$106,437	$116,579

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Twelve Months Ended December 31,
	2019	2018

Cash flows from operating activities:
Profit (loss) for the period	$(16,184)	$6,026
Adjustments for:
Depreciation and amortization	24,399	20,327
Expected credit loss recognized on accounts receivable	67	290
Share-based compensation expenses	457	408
Gain on disposal of property, plant and equipment, net	(90)	-
Gain on re-measurement of the pre-existing relationships in a business combination	-	(1,662)
Changes in fair value of financial assets at fair value through profit or loss	(3,746)	(2,036)
Interest income	(2,013)	(2,429)
Finance costs	2,325	1,232
Income tax expense	416	994
Share of losses of associates	477	1,095
Inventories write downs	25,447	17,724
Unrealized foreign currency exchange losses	121	294
	31,676	42,263
Changes in:
Accounts receivable	23,992	(794)
Inventories	(6,660)	(45,085)
Other current assets	35	(1,511)
Accounts payable	(36,180)	10,567
Other payable to related party	(1,577)	1,597
Net defined benefit liabilities	6	(128)
Other current liabilities	866	753
Other non-current liabilities	250	(458)
Cash generated from operating activities	12,408	7,204
Interest received	2,060	2,361
Interest paid	(2,372)	(877)
Income tax paid	(4,440)	(4,679)
Net cash provided by operating activities	7,656	4,009

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(45,922)	(49,672)
Proceeds from disposal of property, plant and equipment	98	1
Acquisitions of intangible assets	(152)	(925)
Acquisitions of financial assets at amortized cost	(4,023)	(4,766)
Proceeds from disposal of financial assets at amortized cost	4,171	3,514
Acquisitions of financial assets at fair value through profit or loss	(50,487)	(26,277)
Proceeds from disposal of financial assets at fair value through profit or loss	50,648	48,764
Acquisition of business	(700)	(700)
Acquisition of a subsidiary, net of cash acquired	(400)	(3,301)
Proceeds from capital reduction of investment	47	55

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Twelve Months Ended December 31,
	2019	2018

Acquisitions of equity method investments	(129)	(2,093)
Decrease (increase) in refundable deposits	(2,821)	87
Releases of restricted deposit	323	14
Cash paid for loan made to related parties	(1,200)	(780)
Cash received from loan made to related party	2,780	-
Income tax paid for disposal of financial assets at fair value through profit or loss	-	(2,187)
Net cash used in investing activities	(47,767)	(38,266)

Cash flows from financing activities:
Payments of cash dividends	-	(17,210)
Proceeds from issuance of new shares by subsidiary	-	11
Pledge of restricted deposit	-	(17,000)
Proceeds from unsecured borrowings	244,224	40,000
Repayments of unsecured borrowings	(207,006)	(20,000)
Proceeds from secured borrowings	158,000	91,000
Repayments of secured borrowings	(158,000)	(74,000)
Payment of lease liabilities	(1,957)	-
Net cash provided by financing activities	35,261	2,801
Effect of foreign currency exchange rate changes on cash and cash equivalents	(532)	(130)
Net decrease in cash and cash equivalents	(5,382)	(31,586)
Cash and cash equivalents at beginning of period	106,437	138,023
Cash and cash equivalents at end of period	$101,055	$106,437

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended December 31,		Three Months Ended September 30,
	2019	2018	2019
Revenues	$174,929	$191,006	$164,254
Gross profit	36,091	46,382	32,015
Add: Share-based compensation – cost of revenues	9	-	-
Gross profit excluding share-based compensation	36,100	46,382	32,015
Gross margin excluding share-based compensation	20.6%	24.3%	19.5%
Operating income (loss)	(1,344)	5,339	(7,641)
Add: Share-based compensation	326	19	92
Operating income (loss) excluding share-based compensation	(1,018)	5,358	(7,549)
Add: Acquisition-related charges – intangible assets amortization	275	310	276
Operating income (loss) excluding share-based compensation and acquisition-related charges	(743)	5,668	(7,273)
Operating margin excluding share-based compensation and acquisition-related charges	(0.4%)	3.0%	(4.4%)
Profit (loss) attributable to Himax Technologies, Inc. stockholders	1,036	8,463	(7,180)
Add: Share-based compensation, net of tax	267	15	71
Add: Acquisition-related charges, net of tax	210	232	212
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	1,513	8,710	(6,897)
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	0.9%	4.6%	(4.2%)

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Twelve Months Ended December 31,
	2019	2018
Revenues	$671,835	$723,605
Gross profit	137,919	168,915
Add: Share-based compensation – cost of revenues	9	90
Gross profit excluding share-based compensation	137,928	169,005
Gross margin excluding share-based compensation	20.5%	23.4%
Operating income (loss)	(18,307)	3,385
Add: Share-based compensation	457	4,186
Operating income (loss) excluding share-based compensation	(17,850)	7,571
Add: Acquisition-related charges – intangible assets amortization	1,492	1,433
Operating income (loss) excluding share-based compensation and acquisition-related charges	(16,358)	9,004
Operating margin excluding share-based compensation and acquisition-related charges	(2.4%)	1.2%
Profit (loss) attributable to Himax Technologies, Inc. stockholders	(13,614)	8,569
Add: Share-based compensation, net of tax	368	3,292
Add: Acquisition-related charges, net of tax	1,118	1,046
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(12,128)	12,907
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(1.8%)	1.8%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings (Loss) Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)

	Three Months Ended December 31,	Twelve Months Ended December 31,
	2019	2019
Diluted IFRS earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$0.006	($0.079)
Add: Share-based compensation per ADS	$0.002	$0.002
Add: Acquisition-related charges per ADS	$0.001	$0.006

Diluted non-IFRS earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.009	($0.070)

Numbers do not add up due to rounding